06018315

AM:PVK:884:2006

Date: 31st October, 2006

SUPPL

RECEIVED
2006 NOV -9 P 12:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:- Hindalco announces Joint Venture with Almex of U.S.A.

Hindalco Industries Limited has executed a Joint Venture Agreement with ALMEX of USA for manufacture of High Strength Aluminium Alloys for applications in aerospace, sporting goods and surface transport industries.

A copy of the Press Release is attached herewith for your information.

Thanking you,

Yours faithfully,
for HINDALCO INDUSTRIES LTD.

ANIL MALIK
GENERAL MANAGER &
COMPANY SECRETARY

PROCESSED
NOV 14 2006
THOMSON FINANCIAL

Press Release

Hindalco Announces Joint Venture

Mumbai, October 30, 2006: Hindalco today entered into a Joint Venture partnership with ALMEX USA, Inc., for the manufacture of High Strength Aluminium Alloys for applications in the aerospace, sporting goods and surface transport industries.

The Joint Venture is proposed to be named "**HINDALCO – ALMEX Aerospace Limited**", in which Hindalco has 70% equity participation, with ALMEX holding the balance 30%.

ALMEX is a renowned technology supplier and equipment manufacturing company, based in Los Angeles, California. Hindalco is India's leading Non Ferrous Metals Company, with a Turnover of over Rs. 11,396.50 crores and Net Income of Rs. 1,655.60 crores in the financial year 2005–06.

The Joint venture's registered office will be in the state of Maharashtra while the location of the manufacturing facility is under finalisation.

A high proportion of the new company's output will be marketed overseas. India currently has small demand for High Strength Aluminium Alloys but over time this demand is likely to grow as well, as India's aerospace sector takes off.

The Joint Venture envisages a capital outlay of Rs. 155 crores at a production level of 46,000 tonnes. This volume is likely to be reached in phases over three to four years. Production is expected to commence in the first quarter of 2008.
